EXHIBIT 99.1

O2Micro Reports Third Quarter Financial Results

GEORGE TOWN, Grand Cayman, Nov. 4, 2009 (GLOBE NEWSWIRE) -- O2Micro(R) International Limited (Nasdaq:OIIM) reported its financial results today for the third quarter ended September 30, 2009.

Financial Results for the Third Quarter ending 9/30/2009:

O2Micro(R) International reported Q3 2009 GAAP revenue of $36.7 million. Q3 revenue increased by 6.0% from Q2 2009 and decreased by 3.0% from Q3 2008. The sequential increase was a function of seasonal demand for core power management products.

The GAAP gross margin was 60.6% in the third quarter of 2009. The gross margin compares favorably to both the second quarter and the year-ago period when the company recorded gross margins of 58.8% and 59.3%, respectively.

During Q3, the company recorded $21.9 million in GAAP operating expenses. This was up from $20.5 million in Q2 2009 and $21.7 million in Q3 2008. The SG&A expense was $13.4 million of the total operating expenses and increased from $12.5 million in Q2 and $8.9 million in the year-ago period. R&D expense was $8.5 million of total operating expenses in the third quarter, compared to $8.0 million in Q2 and $9.8 million in the comparable year-ago period. During the third quarter of 2008, the company also expensed $2.9 million for a one-time write-off of prepaid foundry services where there was no comparable expense in Q2 or Q3 2009.

GAAP income from operations was $352,000 in the third quarter of 2009. This compares with a GAAP loss from operations of $109,000 in the second quarter and GAAP income from operations of $719,000 in the year-ago period. This represents 1.0% of revenue in the recent quarter and (0.3%) and 1.9% in Q2 2009 and Q3 2008, respectively.

GAAP Net Income was $267,000 in Q3 2009. This compares favorably to GAAP Net Losses of $505,000 in Q2 and $12.6 million in Q3 2008. GAAP Net Income per fully diluted ADS was $0.01 in Q3 2009. This reverses losses per ADS of $0.01 and $0.34 in Q2 and the year-ago period, respectfully.

Financial Results for the Nine Months ending 9/30/2009:

For the nine months ending September 30, 2009, O2Micro(R) International reported GAAP revenue of $94.4 million versus $116.1 million for the corresponding nine months of 2008.

The GAAP gross margin for the first nine months of 2009 was 58.7%. This is consistent with the GAAP gross margin of 58.6% in the first nine months of 2008.

GAAP operating expenses were $59.1 million for the first nine months of 2009 and $60.7 million for the corresponding period in 2008. The operating loss was $3.7 million for the first nine months of 2009, compared to operating income of $7.4 million in the comparable year-ago period. The operating margins were (3.9%) and 6.4% of nine month revenue in 2009 and 2008, respectively.

GAAP Net Loss was $3.8 million and $5.9 million for the first nine months of 2009 and 2008, respectively. The Net Losses per ADS were $0.10 for the first nine months of 2009 and $0.16 for the corresponding period in 2008.

Supplementary Data:

The company ended the third quarter of 2009 with $124.5 million in working capital. This included unrestricted cash and investments of $120.7 million and the company did not have any debt. The unrestricted cash and investments amounted to $3.26 per ADS. The accounts receivable balance was $15.2 million as of 9/30/09 and there were 36 days sales outstanding. Inventory was $11.1 million as of 9/30/09 and turned over 4.7 times during the quarter. Total shareholder's equity was $180.0 million as of September 30th 2009 and the book value per ADS was $4.86.

As of September 30th 2009, O2Micro(R) International also counted 849 employees, including 538 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "Our business has rebounded nicely from the low points of several quarters earlier. Now, our focus is to increase our profitability by leveraging our traditional strength in power management ICs."

Conference Call: O2Micro will hold its third quarter conference call at 2:00 p.m. PST, 5:00 p.m. EST. You may participate using the following dial-in information.

 In the US and CANADA:           888-300-2343, pass code #6498254
 INTERNATIONAL participants:     719-457-2643, pass code #6498254

A replay of the call will be available by phone until November 11th using the following dial-in information.

 In the US and CANADA:           888-203-1112, pass code #6498254
 INTERNATIONAL participants:     719-457-0820, pass code #6498254

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus(R) products.

O2Micro International maintains an extensive portfolio of intellectual property with 13,058 patent claims granted, and over 15,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

           O2Micro International Limited and Subsidiaries
    Consolidated Statements of Operations and Comprehensive Income
                              (Unaudited)
         (In Thousand U.S. Dollars, Except Per Share Amounts)

                               Three Months Ended   Nine Months Ended
                                  September 30,        September 30,
                                  -------------        -------------
                                 2009      2008       2009      2008
                                 ----      ----       ----      ----

 NET SALES                    $  36,664 $  37,787  $  94,379 $ 116,133

 COST OF SALES                   14,450    15,383     38,983    48,040
                              --------- ---------  --------- ---------

 GROSS PROFIT                    22,214    22,404     55,396    68,093
                              --------- ---------  --------- ---------

 OPERATING EXPENSES (INCOME)
 Research and development (1)     8,481     9,813     24,463    29,026
 Selling, general and
  administrative (1)             13,381     8,930     34,633    30,691
 Write-off of prepayments to
  foundry services                   --     2,942         --     2,942
 Litigation income                   --        --         --    (2,000)
                              --------- ---------  --------- ---------
 Total Operating Expenses        21,862    21,685     59,096    60,659
                              --------- ---------  --------- ---------

 INCOME (LOSS) FROM OPERATIONS      352       719     (3,700)    7,434
                              --------- ---------  --------- ---------

 NON-OPERATING INCOME (LOSS)
 Interest income                    329       547      1,157     1,710
 Foreign exchange gain (loss)       (43)      (93)        39      (522)
 Impairment loss on long-term
  investments                        --   (13,073)        --   (13,073)
 Other - net                         46        20          7        29
                              --------- ---------  --------- ---------
 Total Non-operating
  Income (Loss)                     332   (12,599)     1,203   (11,856)
                              --------- ---------  --------- ---------

 INCOME (LOSS) BEFORE
  INCOME TAX                        684   (11,880)    (2,497)   (4,422)

 INCOME TAX EXPENSE                 417       689      1,282     1,525
                              --------- ---------  --------- ---------

 NET INCOME (LOSS)                  267   (12,569)    (3,779)   (5,947)

 OTHER COMPREHENSIVE
  INCOME (LOSS)
 Foreign currency
  translation adjustments           346      (820)       257     1,797
 Unrealized gain (loss) on
  available-for-sale
  securities                        181    (1,623)       933    (4,715)
 Unrealized pension gain              2        --          5        --
                              --------- ---------  --------- ---------
 Total Other Comprehensive
  Income (Loss)                     529    (2,443)     1,195    (2,918)
                              --------- ---------  --------- ---------

 COMPREHENSIVE INCOME (LOSS)  $     796 $ (15,012) $  (2,584)$  (8,865)
                              ========= =========  ========= =========

 EARNINGS (LOSS) PER SHARE:

 Basic                        $  0.0001 $ (0.0068) $ (0.0020)$ (0.0032)
                              ========= =========  ========= =========
 Diluted                      $  0.0001        NA         NA        NA
                              =========

 EARNINGS (LOSS) PER ADS
 Basic                        $    0.01   $ (0.34) $   (0.10)$   (0.16)
                              ========= =========  ========= =========
 Diluted                      $    0.01        NA         NA        NA
                              =========

 SHARES USED IN EARNINGS
  (LOSS) PER SHARE
  CALCULATION:

 Basic (in thousands)         1,849,888 1,845,031  1,844,977 1,872,860
                              ========= =========  ========= =========
 Diluted (in thousands)       1,884,718 1,848,713  1,867,366 1,880,790
                              ========= =========  ========= =========

 ADS UNITS USED IN EARNINGS
  (LOSS) PER ADS CALCULATION:
 Basic (in thousands)            36,998    36,901     36,900    37,457
                              ========= =========  ========= =========
 Diluted (in thousands)          37,694    36,974     37,347    37,616
                              ========= =========  ========= =========

 (1) INCLUDES STOCK-BASED
  COMPENSATION CHARGE
  AS FOLLOWS:
 Research and development     $     297 $     284  $     913 $     830
 Selling, general and
  administrative              $     563 $     429  $   1,672 $   1,277

           O2Micro International Limited and Subsidiaries
                     Consolidated Balance Sheets
          (In Thousand U.S. Dollars, Except Share Amounts)

                                                    Sept. 30, Dec. 31,
                                                      2009      2008
                                                      ----      ----
 ASSETS                                           (Unaudited)
 ------

 CURRENT ASSETS
 Cash and cash equivalents                          $ 33,788  $ 31,844
 Restricted cash                                       1,159     1,153
 Short-term investments                               86,936    72,344
 Accounts receivable - net                            15,225    10,578
 Inventories                                          11,147    16,388
 Prepaid expenses and other current assets             2,520     2,314
                                                    --------  --------
 Total Current Assets                                150,775   134,621

 LONG-TERM INVESTMENTS                                14,116    13,199

 PROPERTY AND EQUIPMENT - NET                         31,658    34,353

 OTHER ASSETS
 Restricted assets - net                               1,435     1,411
 Intangible assets                                     4,432     4,929
 Other Assets                                          4,721     4,760
                                                    --------  --------

 TOTAL ASSETS                                       $207,137  $193,273
                                                    ========  ========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------
 CURRENT LIABILITIES
 Notes and accounts payable                         $  9,607  $  4,120
 Income tax payable                                      311       226
 Accrued expenses and other current liabilities       16,369     8,269
                                                    --------  --------
 Total Current Liabilities                            26,287    12,615

 OTHER LONG-TERM LIABILITIES
 Accrued pension liabilities                             512       553
 FIN 48 tax liabilities                                  315       302
 Other liabilities                                        23        23
                                                    --------  --------
 Total Other Long-Term Liabilities                       850       878

 Total Liabilities                                    27,137    13,493
                                                    --------  --------

 COMMITMENTS AND CONTINGENCIES

 SHAREHOLDERS' EQUITY
 Preference shares at $0.00002 par value per share
   Authorized - 250,000,000 shares                        --        --
 Ordinary shares at $0.00002 par value per share
   Authorized - 4,750,000,000 shares
   Issued - 1,851,054,600 and 1,832,788,400 shares
    as of September 30, 2009 and
    December 31, 2008, respectively                       37        37
 Additional paid-in capital                          144,923   141,784
 Retained earnings                                    32,967    36,746
 Accumulated other comprehensive income                2,408     1,213
 Treasury stocks - 3,250,000 shares and nil as of
  September 30, 2009 and December 31, 2008,
  respectively                                          (335)       --
                                                    --------  --------
 Total Shareholders' Equity                          180,000   179,780
                                                    --------  --------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $207,137  $193,273
                                                    ========  ========

CONTACT:  O2Micro
          Gary E. Abbott, Director of Investor Relations
          408.987.5920, x8888
          gary.abbott@o2micro.com